

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2020

Marc N. Teal
Chief Financial Officer
Boston Capital Tax Credit Fund V LP
One Boston Place, Suite 2100
Boston, MA 02108

> **Re: Boston Capital Tax Credit Fund V LP**
> **Form 10-K for the year ended March 31, 2019**
> **Filed June 20, 2019**
> **File No. 333-109898**

Dear Mr. Teal:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended March 31, 2019

Item 9A. Controls & Procedures, page 20

1. In future filings, revise your disclosure to include a statement that the certifications of the Principal Executive Officer and Principal Financial Officer, filed as exhibits, are applicable to each of the series as well as to the Fund. In addition, please tell us if management's conclusion on the effectiveness of internal control over financial reporting is applicable to each series individually, as well as the Fund as a whole, and clarify your conclusion in future filings.

Exhibit 13
Report of Independent Registered Public Accounting Firm, page F-3

2. We note that the report of your independent auditor does not reference each series individually. Please have your auditor confirm to us that their report applies to the financial statements for each series individually. In future filings, the report

should reference each series individually or separate reports should be provided for each series. Refer to Question 104.01 of the Securities Act Sections Compliance and Disclosure Interpretations.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact William Demarest at 202-551-3432 or Kristi Marrone at 202-551-3429 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction